13 May 2002

02 MAY 22 AM 10:

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Room 3099 (3-7)
Washington, D.C.20549
U.S.A.

02034320

Attn: Special Counsel
Office of Securities Exchange Act of 1934 (Ref No. 82-4359)

SUPPL

Provision of Information under Rule 12g3-2(b)
of the Securities Exchange Act of 1934 (Ref No. 82-4359)

Dear Sirs

Further to the request of Want Want Holdings Ltd (the "Company"), a company organized under the laws of the Republic of Singapore ("Singapore"), to the Securities and Exchange Commission to establish the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder, attached please find the following information that the Company (a) makes or is required to make public pursuant to the laws of Singapore; (b) files or is required to file with the stock exchanges on which its securities will be traded and which are made public by such exchanges; and (c) distributes or is required to distribute to the holders of its securities. The following is the attached documents:-

1) Announcement on the Results of AGM & EGM

If you have any questions or if you require further information in connection with this application, please do not hesitate to contact the undersigned at (65) 6225 1588.

Yours faithfully
WANT WANT HOLDINGS LTD

Emily Ang
Finance & Administrative Manager

Encl.

PROCESSED
JUN 06 2002
THOMSON FINANCIAL

5/29

Want Want Holdings Ltd
400 Orchard Road #17-05 Orchard Towers Singapore 238875
Tel : 65-2251588
Fax: 65-2211588

Headquarter: No. 72, Hsi-Ning N. Rd., Taipei, Taiwan
Tel : 886-25545300
Fax: 886-25585222

MASNET No. 17 OF 10.05.2002
Announcement No. 17

WANT WANT HOLDINGS LTD

Announcement on the Results of AGM & EGM

ANNUAL GENERAL MEETING ("AGM")

The Directors of the Company are pleased to announce that at the AGM held on 10 May 2002, all resolutions relating to matters set out in the Notice of AGM dated 24 April 2002 were duly passed.

EXTRAORDINARY GENERAL MEETING ("EGM")

The Directors of the Company are pleased to announce that at the EGM held on 10 May 2002, all resolutions relating to matters set out in the Notice of EGM dated 24 April 2002 were duly passed.

Submitted by Adams Lin Feng I , Group Vice President and Director on 10/05/2002 to the SGX

09 May 2002

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Room 3099 (3-7)
Washington, D.C.20549
U.S.A.

Attn: Special Counsel
Office of Securities Exchange Act of 1934 (Ref No. 82-4359)

Provision of Information under Rule 12g3-2(b)
<u>of the Securities Exchange Act of 1934 (Ref No. 82-4359)</u>

Dear Sirs

Further to the request of Want Want Holdings Ltd (the "Company"), a company organized under the laws of the Republic of Singapore ("Singapore"), to the Securities and Exchange Commission to establish the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder, attached please find the following information that the Company (a) makes or is required to make public pursuant to the laws of Singapore; (b) files or is required to file with the stock exchanges on which its securities will be traded and which are made public by such exchanges; and (c) distributes or is required to distribute to the holders of its securities. The following is the attached documents:-

1) Notice of Changes In Substantial Shareholder's Warrantholding
2) Notice of Changes In Director and Substantial Shareholder's Warrantholding
3) Notice of Changes In Director's Warrantholding
4) Notice of Changes In Substantial Shareholder's Shareholding
5) Notice of Changes In Director and Substantial Shareholder's Shareholding
6) Notice of Changes In Director's Shareholding

If you have any questions or if you require further information in connection with this application, please do not hesitate to contact the undersigned at (65) 6225 1588.

Yours faithfully
WANT WANT HOLDINGS LTD

Emily Ang
Finance & Administrative Manager

Encl.

Want Want Holdings Ltd
400 Orchard Road #17-05 Orchard Towers Singapore 238875
Tel : 65-2251588
Fax: 65-2211588

Headquarter: No. 72, Hsi-Ning N. Rd., Taipei, Taiwan
Tel : 886-25545300
Fax: 886-25585222

MASNET No. 96 OF 08.05.2002
Announcement No. 148

WANT WANT HOLDINGS LTD

Notice Of Changes In Substantial Shareholder's Warrantholding

Name of Substantial Shareholder:	Hot-Kid Holdings Ltd
Date of notice to company:	08/05/02
Date of change of interest:	08/05/02
Name of registered holder:	OCBC Securities Pte Ltd
Circumstance giving rise to the change:	Others
Please specify details:	Exercise of warrants by Hot-Kid Holdings Ltd through its securities sub-account with OCBC Securities Pte Ltd

Shares held in the name of registered holder

No. of warrants of the change:	14,400
% of issued share capital:	0
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	US$1.25
No. of warrants held before change:	14,400
% of issued share capital:	0
No. of warrants held after change:	0
% of issued share capital:	0

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of warrants held before change:	14,400	0
% of issued share capital:	0	0
No. of warrants held after change:	0	0
% of issued share capital:	0	0
Total shares:	0	0

No. of Options: Nil
No. of Rights: Nil

Submitted by Adams Lin Feng I , Group Vice President and Director on 08/05/2002 to the SGX

MASNET No. 98 OF 08.05.2002
Announcement No. 150

WANT WANT HOLDINGS LTD

Notice Of Changes In Director and Substantial Shareholder's Warrantholding

Name of Director and Substantial Shareholder : Tsai Eng Meng

Date of notice to company: 08/05/2002

Date of change of interest: 08/05/2002

Name of registered holder: OCBC Securities Pte Ltd

Circumstance giving rise to the change: Others

Please specify details: Exercise of warrants by Hot-Kid Holdings Ltd (Tsai Eng Meng's nominee) through its securities sub-account with OCBC Securities Pte Ltd

Shares held in the name of registered holder

No. of warrants of the change:	14,400
% of issued share capital:	0
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	US$1.25
No. of warrants held before change:	14,400
% of issued share capital:	0
No. of warrants held after change:	0
% of issued share capital:	0

Holdings of Director and Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of warrants held before change:	14,400	0
% of issued share capital:	0	0
No. of warrants held after change:	0	0
% of issued share capital:	0	0
Total shares:	0	0

No. of Options: Nil
No. of Rights: Nil

Submitted by Adams Lin Fing I , Group Vice President and Director on 08/05/2002 to the SGX

WANT WANT HOLDINGS LTD

Notice Of Changes In Director's Warrantholding

Name of Director:	Peng Yu Man
Date of notice to company:	08/05/2002
Date of change of interest:	08/05/2002
Name of registered holder:	OCBC Securities Pte Ltd
Circumstance giving rise to the change:	Others
Please specify details:	Exercise of warrants by Hot-Kid Holdings Ltd (Tsai Eng Meng's nominee) through its securities sub-account with OCBC Securities Pte Ltd

Shares held in the name of registered holder

No. of warrants of the change:	14,400
% of issued share capital:	0
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	US$1.25
No. of warrants held before change:	14,400
% of issued share capital:	0
No. of warrants held after change:	0
% of issued share capital:	0

Holdings of Director including direct and deemed interest

	Deemed	**Direct**
No. of warrants held before change:	14,400	0
% of issued share capital:	0	0
No. of warrants held after change:	0	0
% of issued share capital:	0	0
Total shares:	0	0

No. of Options: Nil
No. of Rights: Nil

Submitted by Adams Lin Feng I , Group Vice President and Director on 08/05/02 to the SGX

WANT WANT HOLDINGS LTD

Notice Of Changes In Substantial Shareholder's Shareholding

Name of Substantial Shareholder:	Hot-Kid Holdings Ltd
Date of notice to company:	08/05/2002
Date of change of interest:	08/05/2002
Name of registered holder:	OCBC Securities Pte Ltd
Circumstance giving rise to the change:	Others
Please specify details:	Exercise of warrants by Hot-Kid Holdings Ltd through its securities sub-account with OCBC Securities Pte Ltd

Shares held in the name of registered holder

No. of shares of the change:	14,400
% of issued share capital:	0
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	US$1.25
No. of shares held before change:	144,000
% of issued share capital:	0.02
No. of shares held after change:	158,400
% of issued share capital:	0.02

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	144,000	113,310,858
% of issued share capital:	0.02	17.79
No. of shares held after change:	158,400	113,310,858
% of issued share capital:	0.02	17.79
Total shares:	158,400	113,310,858

No. of Options: Nil
No. of Rights: Nil

Submitted by Adams Lin Feng I , Group Vice President and Director on 08/05/2002 to the SGX

WANT WANT HOLDINGS LTD

Notice Of Changes In Director and Substantial Shareholder's Shareholding

Name of Director and Substantial Shareholder :	Tsai Eng Meng
Date of notice to company:	08/05/2002
Date of change of interest:	08/05/2002
Name of registered holder:	OCBC Securities Pte Ltd
Circumstance giving rise to the change:	Others
Please specify details:	Exercise of warrants by Hot-Kid Holdings Ltd (Tsai Eng Meng's nominee) through its securities sub-account with OCBC Securities Pte Ltd

Shares held in the name of registered holder

No. of shares of the change:	14,400
% of issued share capital:	0
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	US$1.25
No. of shares held before change:	144,000
% of issued share capital:	0.02
No. of shares held after change:	158,400
% of issued share capital:	0.02

Holdings of Director and Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	153,787,840	194,952,659
% of issued share capital:	24.15	30.62
No. of shares held after change:	153,802,240	194,952,659
% of issued share capital:	24.15	30.61
Total shares:	153,802,240	194,952,659

No. of Options: Nil
No. of Rights: Nil

Submitted by Adams Lin Feng I , Group Vice President and Director on 08/05/2002 to the SGX

MASNET No. 104 OF 08.05.2002
Announcement No. 156

WANT WANT HOLDINGS LTD

Notice Of Changes In Director's Shareholding

Name of Director:	Peng Yu Man
Date of notice to company:	08/05/2002
Date of change of interest:	08/05/2002
Name of registered holder:	OCBC Securities Pte Ltd
Circumstance giving rise to the change:	Others
Please specify details:	Exercise of warrants by Hot-Kid Holdings Ltd (Tsai Eng Meng's nominee) through its securities sub-account with OCBC Securities Pte Ltd

Shares held in the name of registered holder

No. of shares of the change:	14,400
% of issued share capital:	0
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	US$1.25
No. of shares held before change:	144,000
% of issued share capital:	0.02
No. of shares held after change:	158,400
% of issued share capital:	0.02

Holdings of Director including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	345,493,206	3,247,293
% of issued share capital:	54.26	0.51
No. of shares held after change:	345,507,606	3,247,293
% of issued share capital:	54.25	0.51
Total shares:	345,507,606	3,247,293

No. of Options: Nil
No. of Rights: Nil

Submitted by Adams Lin Feng I , Group Vice President and Director on 08/05/2002 to the SGX